As filed with the U.S. Securities and Exchange Commission on June 29, 2006
1933 Act File No. 333-132542
1940 Act File No. 811-05921

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

(Check appropriate box or boxes)

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 2

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 12

The Turkish Investment Fund, Inc.
(Exact Name of Registrant as Specified in Charter)

1221 Avenue of the Americas
New York, New York 10020
(Address of Principal Executive Offices (Number, Street, City, State, Zip Code))

(888) 378-1630
(Registrant's Telephone Number, Including Area Code)

Ronald E. Robison, President
The Turkish Investment Fund, Inc.
1221 Avenue of the Americas
New York, New York 10020
(Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

Copies To:

Leonard B. Mackey, Jr., Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019
(212) 878-8000

Approximate Date of Proposed Public Offering:
As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check this box.

It is proposed that this filing will become effective (check appropriate box):

when declared effective pursuant to Section 8(c)

CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933

Title of Securities Being Registered	Amount Being Registered	Proposed Maximum Offering Price Per Unit(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, par value $0.01 per share	1,760,057 shares	$18.23	$32,085,839	$3,433.18(2)

(1)	Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, based on the average of the high and low sale prices reported on the New York Stock Exchange on May 25, 2006.

(2)	Previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE: This filing is being made pursuant to Securities and Exchange
Commission regulations to amend the prospectus dated June 5, 2006 (the
"Prospectus") relating to the Rights Offering (the "Offer") by The Turkish
Investment Fund, Inc. (the "Fund") and the issuance of non-transferable rights to subscribe for shares of the Fund's common stock, which Prospectus is incorporated by reference into this Post-Effective Amendment.

PROSPECTUS SUPPLEMENT
(To Prospectus dated June 5, 2006)                                June 29, 2006
--------------------------------------------------------------------------------

                                1,408,046 SHARES
                        THE TURKISH INVESTMENT FUND, INC.
                                  COMMON STOCK
                ISSUABLE UPON EXERCISE OF NON-TRANSFERABLE RIGHTS
                     TO SUBSCRIBE FOR SHARES OF COMMON STOCK

--------------------------------------------------------------------------------

The Turkish Investment Fund, Inc. (the "Fund"), in accordance with an undertaking made by the Fund in its Registration Statement, is hereby suspending the Rights Offering (the "Offer") by the Fund and the issuance of non-transferable rights to subscribe for shares of the Fund's common stock until
July 6, 2006 due to the Fund's net asset value having declined by more than 10%
from its net asset value of $14.18 as of June 15, 2006, the effective date of the Fund's Registration Statement, to $12.46 on June 23, 2006. The Fund had
previously suspended the Offer on June 15, 2006 when the net asset value had declined more than 10% from the effective date of the Fund's Registration
Statement on June 5, 2006 and filed a supplemented Prospectus dated June 15,
2006 with the Securities and Exchange Commission. The closing market price of the Fund on June 15, 2006 and June 23, 2006 was $17.00 and $15.45, respectively, representing a market price premium above net asset value on June 15, 2006 and
June 23, 2006 of 19.89% and 24%, respectively. The closing market price and net asset value of the Fund on June 28, 2006 was $15.75 and $13.47, respectively, representing a premium above net asset value of 16.93%.

The Offer will continue to be made on the same terms as described in the
Prospectus dated June 5, 2006 (and using the same subscription documentation previously supplied to stockholders), except that the Expiration Date for the
Offer is hereby extended until July 19, 2006, unless further extended, and except that stockholders who had subscribed prior to the commencement of the suspension may withdraw their subscription and receive their payment by notifying American Stock Transfer & Trust Company, the Subscription Agent, at
(718) 921-8317 on or before 5:00 p.m. on July 19, 2006.

The decline in the Fund's net asset value due to a decline in the value of the Fund's portfolio securities, which may be due to, among other factors, certain volatile conditions in the Turkish markets and emerging markets generally, as well as rising inflation and the central bank increasing interest rates in Turkey. There can be no assurance that the net asset value of the Fund will not continue to decline. If there is a subsequent decline of greater than
10% in the net asset value of the Fund after the new effectiveness date for the
Fund's Registration Statement, the Fund will suspend the Offer. Management will consider market factors and other conditions in determining whether to continue the Offer, and will continue to monitor changes in the Fund's net asset value.

PERSONS SEEKING FURTHER INFORMATION REGARDING THE FUND'S RIGHTS OFFERING, OR
INTERESTED IN OBTAINING A PROSPECTUS, SHOULD CONTACT THEIR BROKER OR NOMINEE, OR
CONTACT THE FUND'S INFORMATION AGENT:

                     GEORGESON SHAREHOLDER COMMUNICATIONS, INC.
                     17 State Street, 10th Floor
                     New York, NY 10004
                     Toll free: (800) 868-1346
                     or
                     For banks and brokers: (212) 440-9800

PART C—OTHER INFORMATION

Item 25.    Financial Statements and Exhibits

(1)	Financial Statements:
Portfolio of Investments at October 31, 2005.†
Statement of Assets and Liabilities at October 31, 2005.†
Statement of Operations for the fiscal year ended October 31, 2005.†
Statement of Changes in Net Assets for the fiscal year ended October 31, 2005 and the fiscal year ended October 31, 2004.†
Financial Highlights.†
Notes to Financial Statements.†
Report of Independent Registered Public Accounting Firm, dated October 31, 2005.†

†	Incorporated by reference from the Fund's Annual Report for the Year Ended October 31, 2005, filed on January 6, 2006.

(2	) Exhibits:
(a	)	Amended and Restated Articles of Incorporation, as filed on November 8, 1989***
(b	)	Amended and Restated By-Laws**
(c	)	Not applicable
(d	)(1)	Specimen certificate for Common Stock, par value $.01 per share***
	(2)	Form of Subscription Certificate***
	(3)	Form of Notice of Guaranteed Delivery***
	(4)	Form of Nominee Holder Over-Subscription Exercise Form***
(e	)	Dividend Reinvestment and Cash Purchase Plan*
(f	)	Not applicable
(g	)(1)	Investment Advisory and Management Agreement with the Investment Manager***
(h	)	Not applicable
(i	)	Not applicable
(j	)(1)	Custodian Agreement***
(k	)(1)	Agreement for Stock Transfer Services***
	(2)	Administration Agreement***
	(3)	Information Agent Agreement****
	(4)	Form of Subscription Agent Agreement****
(l	)(1)	Opinion and Consent of Clifford Chance US LLP****
	(2)	Opinion and Consent of Ballard Spahr Andrews & Ingersoll, LLP****
	(3)	Consent of Hergüner Bilgen Özeke Hukuk Burosu****
(m	)	Not applicable
(n	)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm†
(o	)	Not applicable
(p	)	Not applicable
(q	)	Not applicable
(r	)(1)	Code of Ethics of Morgan Stanley Investment Management***
	(2)	Code of Ethics of the Morgan Stanley Funds***
(s	)	Powers of Attorney***

*	Incorporated by reference from Amendment No. 6 to the Fund's Registration Statement on Form N-2, filed on October 18, 2000.

**	Incorporated by reference from Amendment No. 8 to the Fund's Registration Statement on Form N-2, filed on August 28, 2003.

***	Incorporated by reference from the Fund's Registration Statement on Form N-2, filed on March 17, 2006.

****	Incorporated by reference from the Fund's Registration Statement on Form N-2, filed on May 30, 2006.

†	Filed herewith.

Item 26.    Marketing Arrangements

Not applicable.

Item 27.    Other Expenses of Issuance and Distribution

The following table sets forth the estimated expenses to be incurred in connection with the offering described in this Registration Statement.

U.S. Securities and Exchange Commission Registration fees	$4,133
New York Stock Exchange listing fee	4,793
Printing (other than stock certificates)	21,500
Auditing and accounting fees and expenses	2,500
Legal fees and expenses	136,222
Information Agent's fees and expenses	10,000
Subscription Agent's fees and expenses	25,000
Miscellaneous	70,852
Total	$275,000

Item 28.    Persons Controlled by or Under Common Control with Registrant

Not applicable.

Item 29.    Number of Holders of Securities (As of May 30, 2006)

Title of Class	Number of Record Holders
Common Stock, $0.01 par value	5,632,182

Item 30.    Indemnification

Section 2-418 of the General Corporation Law of the State of Maryland, Article EIGHTH of the Fund's Amended and Restated Articles of Incorporation, Article VII of the Fund's Amended and Restated By-laws, the Investment Advisory and Management Agreement and the Administration Agreement provide for indemnification.

Maryland law permits a Maryland corporation to include in its charter, a provision limiting the liability of its directors and officers to the corporation and its stockholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment and which is material to the cause of action. The Fund's charter contains such a provision which eliminates directors' and officers' liability to the maximum extent permitted by Maryland law, subject to the requirements of the Investment Company Act of 1940, as amended (the ‘‘1940 Act’’).

The Fund's charter authorizes the Fund, to the fullest extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding. The Fund's By-Laws obligate the Fund, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, to indemnify any present or former director or officer or any individual who is made a party to the proceeding by reason of his service in that capacity, from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer and to pay or reimburse their reasonable expenses in advance of final disposition of a proceeding.

The Investment Advisory and Management Agreement provides that neither the Adviser nor its officers, directors, employees, agents or controlling persons will be liable for any act or omission, error of judgment or mistake of law, or for any loss suffered by the Fund in connection with or arising out of matters to which the Investment Advisory and Management Agreement relates, except for a loss resulting from willful misfeasance, bad faith or gross negligence on the part of the Adviser in the performance of its duties, or from reckless disregard by it of its obligations and duties under the Investment Advisory and Management Agreement.

The Administration Agreement provides that the Fund will indemnify and hold the Administrator, and third parties providing services for the benefit of the Fund through arrangements with the Administrator, harmless from all loss, cost, damage and expense, including reasonable expenses for counsel, incurred by such person resulting from any claim, demand, action or omission by it in the performance of its duties hereunder or under such arrangements with the Administrator, or as a result of acting upon any instructions reasonably believed by any such person to have been executed by a duly authorized officer of the Fund or of the Fund's investment advisers, provided that the indemnification will not apply to actions or omissions of the Administrator, its officers, employees or agents in cases of its or their own gross negligence or willful misconduct.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the ‘‘Securities Act’’) may be permitted to directors, officers and controlling persons of the Fund, pursuant to the foregoing provisions or otherwise, the Fund has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Fund of expenses incurred or paid by a director, officer or controlling person of the Fund in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Fund will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 31.    Business and Other Connections of Investment Adviser

The description of the business of Morgan Stanley Investment Management Inc. is set forth under the caption ‘‘Management of the Fund’’ in the Prospectus forming part of this Registration Statement.

The information as to the directors and officers of Morgan Stanley Investment Management Inc. set forth in Morgan Stanley Investment Management Inc.'s Form ADV filed with the Securities and Exchange Commission on December 15, 1981 (File No. 801-15757), and as amended through the date hereof, is incorporated herein by reference.

Item 32.    Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder, are maintained at the offices of:

(1) the Registrant, The Turkish Investment Fund, Inc., c/o Morgan Stanley Investment Management Inc., 1221 Avenue of the Americas, New York, New York 10020;

(2) the Custodian, JPMorgan Chase Bank, N.A., 270 Park Avenue, New York, New York 10017;

(3) the Stockholder Servicing Agent, American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10030; and

(4) the Investment Adviser, Morgan Stanley Investment Management Inc., 1221 Avenue of the Americas, New York, New York 10020.

Item 33.    Management Services

Not applicable.

Item 34.    Undertakings

(1) Registrant undertakes to suspend the offering of its shares until it amends its prospectus if:

(a) subsequent to the effective date of this Registration Statement, the net asset value per share declines more than 10% from its net asset value per share as of the effective date of this Registration Statement; or

(b) the net asset value increases to an amount greater than its net proceeds as stated in the Prospectus.

(2) Not applicable.

(3) Not applicable.

(4) Not applicable.

(5) Registrant undertakes that:

(a) for purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and

(b) that for the purpose of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of an oral or written request, its Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 29th day of June, 2006.

THE TURKISH INVESTMENT FUND, INC.
By: /s/ RONALD E. ROBISON Ronald E. Robison President and Principal Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment to the Registrant's Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date
(1) Principal Executive Officer
/s/ RONALD E. ROBISON	President and Principal	June 29, 2006
Ronald E. Robison	Executive Officer
(2) Principal Financial Officer
/s/ JAMES E. GARRETT	Treasurer and Chief	June 29, 2006
James E. Garrett	Financial Officer (Principal Financial Officer)
(3) Majority of the Trustees
Charles A. Fiumefreddo (Chairman)
James F. Higgins
/s/ MARY E. MULLIN	Director	June 29, 2006
Mary E. Mullin Attorney-in-Fact
Michael Bozic
Edwin J. Garn
Wayne E. Hedien
Manuel H. Johnson
Joseph J. Kearns
Michael E. Nugent
Fergus Reid
/s/ JULES BUCHWALD	Director	June 29, 2006
Jules Buchwald
Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description
(n)	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm